Prospectus Supplement No. 4	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated October 5, 2007)	Registration No. 333-138824

FBR CAPITAL MARKETS CORPORATION

19,776,001 Shares of Common Stock

This prospectus supplement relates to the offer and sale from time to time of 19,776,001 shares of common stock of FBR Capital Markets Corporation by the selling shareholders identified in our prospectus, dated October 5, 2007, which we refer to as our prospectus. We have attached to this prospectus supplement, and incorporated by reference into it, our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 20, 2008. This prospectus supplement adds to and updates the information contained in our prospectus. Our prospectus contains detailed information about our company and our business, financial condition and management, as well as the specific terms of this offering and information about the selling shareholders. It is important for you to read and carefully consider all information contained in this prospectus supplement and our prospectus.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “FBCM.” On February 19, 2008, the last reported sale price of our common stock on The NASDAQ Global Select Market was $6.89 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 17 OF OUR PROSPECTUS FOR A DISCUSSION OF THOSE RISKS.

This prospectus supplement is not complete without, and may not be delivered or used except in connection with, our prospectus and our prospectus supplements, dated October 24, 2007, November 9, 2007 and December 19, 2007.

Any statement in this or any other prospectus supplement or in our prospectus will be modified or superseded to the extent that a statement contained in any subsequently filed prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded will not, except as so modified or superseded, constitute a part of this or any other prospectus supplement or our prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is February 20, 2008.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 20, 2008
Date of Report (Date of earliest event reported)

FBR Capital Markets Corporation
(Exact Name of Registrant as Specified in its Charter)

Virginia
(State or Other Jurisdiction of Incorporation)

001-33518	20-5164223
(Commission File Number)	(IRS Employer Identification No.)

1001 Nineteenth Street North
Arlington, VA 22209
(Address of Principal Executive Office) (Zip Code)

(703) 312-9500
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On February 20, 2008, FBR Capital Markets Corporation issued a press release announcing its earnings for the quarter ended December 31, 2007. A copy of the press release is furnished herewith and attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

Exhibit.

99.1	FBR Capital Markets Corporation Press Release dated February 20, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

FBR Capital Markets Corporation
Date: February 20, 2008	By:	/s/ Kurt R. Harrington Kurt R. Harrington Executive Vice President, Chief Financial Officer and Treasurer

Contacts:
Media: Lauren Burk at 703.469.1004 or lburk@fbr.com
Investors: Paul Beattie at 703.312.9673 or pbeattie@fbr.com

FBR Capital Markets Reports Fourth Quarter and
Full Year 2007 Financial Results

ARLINGTON, VA, February 20, 2008 - FBR Capital Markets Corporation (NASDAQ: FBCM) (FBR Capital Markets) today reported a net after-tax loss of $27.8 million, or $0.43 per share (diluted), for the quarter ended December 31, 2007, compared to net after-tax income of $7.0 million, or $0.11 per share (diluted) in the fourth quarter of 2006.

For the year ended December 31, 2007, FBR Capital Markets had net after-tax earnings of $5.2 million, or $0.08 per share (diluted), compared to a net after-tax loss of $9.8 million, or $0.18 per share (diluted), in 2006. Net revenues for the full year 2007 were $479.6 million compared to net revenues of $364.1 million in 2006.

The fourth quarter results include $10.7 million in expenses that the company considers not to be recurring - primarily severance costs and unusually high transaction expenses - and $9.3 million of impairment charges and losses on merchant banking and other long-term investments.  Absent these costs and the portfolio write-downs, the fourth quarter loss would have been $15.8 million.

At the close of the fourth quarter, FBR Capital Markets had $506.7 million in equity, $383.6 million of cash, no debt, and its book value was $7.91 per share compared to $8.25 per share at the end of the third quarter of 2007.

“Prior to the break in the global credit and capital markets in August we were headed for the best year in our history,” said Richard J. Hendrix, President and Chief Operating Officer of FBR Capital Markets. “Obviously, overall capital markets conditions deteriorated meaningfully in the last five months of 2007, and our franchise was not immune to the fallout. Despite the very difficult second half environment, we earned $5.2 million for the year, investment banking revenues increased 51% year over year, and our merger and acquisition advisory and equity sales and trading groups had record performances. ”

Equity Capital Markets

In the fourth quarter, FBR Capital Markets generated investment banking revenues of $30.6 million compared to $66.2 million in the third quarter of 2007 and $81.1 million in the fourth quarter of 2006. During the fourth quarter of 2007, the firm raised a total of $1.7 billion in seven capital markets transactions, three of which were lead managed. During the same period, FBR Capital Markets’ merger and acquisition advisory group completed seven assignments and generated revenues of $5.0 million.

For the full year, investment banking revenues were $323.6 million compared with $214.7 million in 2006. During the year the firm completed 48 capital raising transactions, 25 of which were sole or lead managed, and raised a total of $11.6 billion. FBR Capital Markets’ merger and acquisition advisory group participated in 40 transactions and generated $34.1 million in fees compared to $24.1 million in 2006.

In its institutional brokerage business, FBR Capital Markets recorded agency commissions and principal transactions revenue of $29.1 million in the fourth quarter of 2007 compared to $27.2 million in the third quarter of 2007 and $24.7 million in the fourth quarter of 2006. Agency commissions and principal transaction revenue for all of 2007 were $114.8 million compared to $106.7 million in 2006.

Asset Management

In FBR Capital Markets’ asset management/private wealth business, base management and incentive fees were $5.6 million for the fourth quarter of 2007, compared to $6.2 million in the third quarter of 2007 and $5.5 million in the fourth quarter of 2006. Base management and incentive fees for the full year were $24.0 million compared to $21.2 million in 2006. Assets under management as of December 31, 2007 were $2.5 billion compared to $2.7 billion at the end of the third quarter of 2007 and $2.4 billion as of December 31, 2006.

Merchant Banking

As of December 31, 2007 FBR Capital Markets had 11 merchant banking portfolio investments with an investment value of $58.3 million, compared to $59.6 million at the close of the third quarter of 2007.

Looking Ahead

“Despite the second half environment, FBR Capital Markets came out of 2007 a broader, more dynamic and better positioned business,” said Eric F. Billings, Chairman and Chief Executive Officer. “The continued strong development and over 40% revenue increase of our M&A practice, the expansion of our international effort, and strong sales and trading performance are all important accomplishments.  At year end, we conducted an aggressive assessment of the company and took steps to reduce expenses appropriately in the face of challenging markets. Our balance sheet and liquidity position us well to manage through and ultimately prosper from the current environment. Our business has historically performed well in reaction to capital markets dislocations, and we believe we will be able to continue that track record.”

The firm will host an earnings conference call today, Wednesday, February 20, 2008 at 9:00 A.M. U.S. EDT. Investors wishing to listen to the call may do so via the web at: http://phx.corporate-ir.net/phoenix.zhtml?c=204322&p=irol-irhome. Replays of the web cast will be available after the call.

FBR Capital Markets Corporation (FBR Capital Markets), a majority-owned subsidiary of Friedman, Billings, Ramsey Group, Inc. (FBR), provides investment banking*, merger and acquisition advisory services*, institutional brokerage*, asset management and private wealth services. FBR Capital Markets focuses capital and financial expertise on eight industry sectors: consumer, diversified industrials, energy & natural resources, financial institutions, healthcare, insurance, real estate, and technology, media & telecom. FBR is headquartered in the Washington, D.C. metropolitan area with offices in Arlington, VA; Boston; Dallas; Houston; Irvine; New York; San Francisco; London, England; and Sydney, Australia. For more information, please visit www.fbrcapitalmarkets.com.

*Friedman, Billings, Ramsey & Co., Inc.

Statements in this release concerning future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates and any other guidance on present or future periods, constitute forward-looking statements that are subject to a number of factors, risks and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the effect of demand for public offerings, activity in the secondary securities markets, interest rates, costs of borrowing, interest spreads, mortgage pre-payment speeds, risks associated with merchant banking investments, the realization of gains and losses on principal investments, available technologies, competition for business and personnel, and general economic, political and market conditions. These and other risks are described on our web site (www.fbrcapitalmarkets.com) and in our prospectus, which we filed with the SEC October 5, 2007 and is available on our web site and on the SEC web site (www.sec.gov).

Financial data follows.
# # #

FBR CAPITAL MARKETS CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share amounts) (Unaudited)

	Quarter ended December 31,

	2007	%	2006	%
REVENUES:
Investment banking:
Capital raising	$25,646	42.2%	$71,879	59.9%
Advisory	4,973	8.2%	9,172	7.6%
Institutional brokerage:
Principal transactions	2,996	4.9%	(8)	0.0%
Agency commissions	26,112	43.0%	24,683	20.6%
Mortgage trading interest	-	0.0%	2,510	2.1%
Mortgage trading net investment loss	-	0.0%	(309)	-0.3%
Asset management:
Base management fees	5,542	9.1%	5,051	4.2%
Incentive allocations and fees	99	0.2%	403	0.3%
Interest income	3,625	6.0%	5,235	4.4%
Net investment (loss) income	(8,703)	-14.3%	3,288	2.7%
Other	536	0.8%	1,279	1.1%
Total revenues	60,826	100.1%	123,183	102.6%
Interest expense	85	0.1%	3,136	2.6%

Revenues, net of interest expense	60,741	100.0%	120,047	100.0%

NON-INTEREST EXPENSES:
Compensation and benefits	53,049	87.3%	61,326	51.1%
Professional services	12,598	20.7%	13,809	11.5%
Business development	9,806	16.1%	9,458	7.9%
Clearing and brokerage fees	2,774	4.6%	3,504	2.9%
Occupancy and equipment	9,217	15.2%	7,918	6.6%
Communications	5,503	9.1%	5,024	4.2%
Other operating expenses	7,034	11.6%	1,434	1.2%
Total non-interest expenses	99,981	164.6%	102,473	85.4%

Net (loss) income before income taxes	(39,240)	-64.6%	17,574	14.6%

Income tax (benefit) provision	(11,451)	-18.9%	10,614	8.8%

Net (loss) income	$(27,789)	-45.7%	$6,960	5.8%

Basic (loss) earnings per share	$(0.43)		$0.11
Diluted (loss) earnings per share	$(0.43)		$0.11

Weighted average shares - basic	63,927		64,000
Weighted average shares - diluted	63,927		64,000

FBR CAPITAL MARKETS CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share amounts) (Unaudited)

	Twelve Months Ended December 31,

	2007	%	2006	%
REVENUES:
Investment banking:
Capital raising	$289,545	60.4%	$190,576	52.3%
Advisory	34,063	7.1%	24,148	6.6%
Institutional brokerage:
Principal transactions	10,152	2.1%	5,814	1.6%
Agency commissions	104,633	21.8%	100,855	27.7%
Mortgage trading interest	-	0.0%	51,148	14.0%
Mortgage trading net investment loss	-	0.0%	(3,298)	-0.9%
Asset management:
Base management fees	23,549	4.9%	19,871	5.5%
Incentive allocations and fees	401	0.1%	1,327	0.4%
Interest income	25,760	5.4%	20,934	5.7%
Net investment (loss) income	(4,497)	-0.9%	3,372	0.9%
Other	1,290	0.2%	3,892	1.2%
Total revenues	484,896	101.1%	418,639	115.0%
Interest expense	5,337	1.1%	54,543	15.0%

Revenues, net of interest expense	479,559	100.0%	364,096	100.0%

NON-INTEREST EXPENSES:
Compensation and benefits	287,752	60.0%	225,712	62.0%
Professional services	45,303	9.4%	43,712	12.0%
Business development	37,356	7.8%	33,772	9.3%
Clearing and brokerage fees	12,373	2.6%	11,715	3.2%
Occupancy and equipment	33,197	6.9%	30,039	8.3%
Communications	22,434	4.7%	20,039	5.5%
Other operating expenses	15,868	3.3%	12,219	3.3%
Total non-interest expenses	454,283	94.7%	377,208	103.6%

Net income (loss) before income taxes	25,276	5.3%	(13,112)	-3.6%

Income tax provision (benefit)	20,032	4.2%	(3,271)	-0.9%

Net income (loss)	$5,244	1.1%	$(9,841)	-2.7%

Basic earnings (loss) per share	$0.08		$(0.18)
Diluted earnings (loss) per share	$0.08		$(0.18)

Weighted average shares - basic	64,123		54,137
Weighted average shares - diluted	64,187		54,137

FBR CAPITAL MARKETS CORPORATION Financial & Statistical Supplement - Operating Results (Dollars in thousands, except per share data) (Unaudited)

	For the
	year ended
	December 31, 2007	Q-4 07	Q-3 07	Q-2 07	Q-1 07
Revenues
Investment banking:
Capital raising	$289,545	$25,646	$49,691	$116,972	$97,236
Advisory	34,063	4,973	16,480	6,152	6,458
Institutional brokerage:
Principal transactions	10,152	2,996	968	4,152	2,036
Agency commissions	104,633	26,112	26,219	28,526	23,776
Asset management:
Base management fees	23,549	5,542	6,119	6,360	5,528
Incentive allocations and fees	401	99	82	116	104
Interest	25,760	3,625	5,223	5,798	11,114
Net investment (loss) income	(4,497)	(8,703)	1,493	1,218	1,495
Other	1,290	536	213	465	76
Total revenues	484,896	60,826	106,488	169,759	147,823
Interest expense	5,337	85	316	274	4,662
Revenues, net of interest expense	479,559	60,741	106,172	169,485	143,161

Non-interest expenses
Compensation and benefits	287,752	53,049	67,035	89,877	77,791
Professional services	45,303	12,598	9,195	12,686	10,824
Business development	37,356	9,806	6,304	9,931	11,315
Clearing and brokerage fees	12,373	2,774	3,911	3,022	2,666
Occupancy and equipment	33,197	9,217	8,671	7,816	7,493
Communications	22,434	5,503	5,717	5,805	5,409
Other operating expenses	15,868	7,034	3,308	3,706	1,820
Total non-interest expenses	454,283	99,981	104,141	132,843	117,318

Net income (loss) before income taxes	25,276	(39,240)	2,031	36,642	25,843

Income tax provision (benefit)	20,032	(11,451)	1,764	14,882	14,837

Net income (loss)	$5,244	$(27,789)	$267	$21,760	$11,006

Net income (loss) before income taxes
as a percentage of net revenue	5.3%	-64.6%	1.9%	21.6%	18.1%

ROE (annualized)	1.1%	-22.4%	0.2%	17.2%	8.9%

Total shareholders' equity	$506,740	$506,740	$527,045	$528,341	$501,858

Basic earnings (loss) per share	$0.08	$(0.43)	$-	$0.34	$0.17
Diluted earnings (loss) per share	$0.08	$(0.43)	$-	$0.34	$0.17

Ending shares outstanding (in thousands)	64,059	64,059	63,889	64,411	64,282

Book value per share	$7.91	$7.91	$8.25	$8.20	$7.81

Gross assets under management (in millions)
Managed accounts	$347.1	$347.1	$345.6	$291.3	$258.8
Hedge & offshore funds	52.1	52.1	61.7	61.7	67.1
Mutual funds	2,046.5	2,046.5	2,292.3	2,482.6	2,412.9
Private equity and venture capital funds	23.8	23.8	31.3	33.8	41.2
Total	$2,469.5	$2,469.5	$2,730.9	$2,869.4	$2,780.0

Net assets under management (in millions)
Managed accounts	$347.1	$347.1	$345.6	$291.3	$258.8
Hedge & offshore funds	50.7	50.7	58.1	58.1	62.5
Mutual funds	2,034.6	2,034.6	2,285.1	2,474.7	2,406.4
Private equity and venture capital funds	22.6	22.6	29.8	32.0	38.0
Total	$2,455.0	$2,455.0	$2,718.6	$2,856.1	$2,765.7

Employee count	758	758	765	745	751

FBR CAPITAL MARKETS CORPORATION Financial & Statistical Supplement - Operating Results (Dollars in thousands, except per share data) (Unaudited)

	For the
	year ended
	December 31, 2006	Q-4 06	Q-3 06	Q-2 06	Q-1 06
Revenues
Investment banking:
Capital raising	$190,576	$71,879	$6,852	$45,510	$66,335
Advisory	24,148	9,172	5,826	6,281	2,869
Institutional brokerage:
Principal transactions	5,814	(8)	(1,658)	1,760	5,720
Agency commissions	100,855	24,683	24,359	28,447	23,366
Mortgage trading interest	51,148	2,510	13,845	17,143	17,650
Mortgage trading net investment loss	(3,298)	(309)	(1,546)	(209)	(1,234)
Asset management:
Base management fees	19,871	5,051	4,879	5,065	4,876
Incentive allocations and fees	1,327	403	(30)	(54)	1,008
Interest	20,934	5,235	8,439	4,647	2,613
Net investment income (loss)	3,372	3,288	(3,070)	108	3,046
Other	3,892	1,279	482	816	1,315
Total revenues	418,639	123,183	58,378	109,514	127,564
Interest expense	54,543	3,136	16,390	18,155	16,862
Revenues, net of interest expense	364,096	120,047	41,988	91,359	110,702

Non-interest expenses
Compensation and benefits	225,712	61,326	46,398	54,436	63,552
Professional services	43,712	13,809	9,069	10,830	10,004
Business development	33,772	9,458	5,229	6,709	12,376
Clearing and brokerage fees	11,715	3,504	2,892	3,053	2,266
Occupancy and equipment	30,039	7,918	7,349	7,499	7,273
Communications	20,039	5,024	5,442	4,990	4,583
Other operating expenses	12,219	1,434	4,561	2,960	3,264
Total non-interest expenses	377,208	102,473	80,940	90,477	103,318

Net (loss) income before income taxes	(13,112)	17,574	(38,952)	882	7,384

Income tax (benefit) provision	(3,271)	10,614	(16,346)	(105)	2,566

Net (loss) income	$(9,841)	$6,960	$(22,606)	$987	$4,818

Net (loss) income before income taxes	-3.6%	14.6%	-92.8%	1.0%	6.7%
as a percentage of net revenue

ROE (annualized)	-2.7%	7.6%	-24.9%	1.6%	7.7%

Total shareholders' equity	484,388	484,388	476,098	248,965	253,812

Basic (loss) earnings per share	$(0.18)	$0.11	$(0.37)	$0.02	$0.10
Diluted (loss) earnings per share	$(0.18)	$0.11	$(0.37)	$0.02	$0.10

Ending shares outstanding (in thousands)	64,000	64,000	64,000	46,000	46,000

Book value per share	$7.57	$7.57	$7.44	$5.41	$5.52

Gross assets under management (in millions)
Managed accounts	$259.9	$259.9	$376.6	$386.8	$383.9
Hedge & offshore funds	97.5	97.5	102.1	125.8	136.6
Mutual funds	1,961.9	1,961.9	1,825.1	1,750.6	1,849.5
Private equity and venture capital funds	42.2	42.2	48.5	48.2	50.5
Total	$2,361.5	$2,361.5	$2,352.3	$2,311.4	$2,420.5

Net assets under management (in millions)
Managed accounts	$259.9	$259.9	$376.6	$386.8	$380.9
Hedge & offshore funds	96.4	96.4	98.3	116.1	125.4
Mutual funds	1,954.7	1,954.7	1,817.8	1,742.6	1,843.4
Private equity and venture capital funds	40.5	40.5	46.9	46.7	49.1
Total	$2,351.5	$2,351.5	$2,339.6	$2,292.2	$2,398.8

Employee count	702	702	702	726	752

FBR CAPITAL MARKETS CORPORATION CONSOLIDATED BALANCE SHEETS (Dollars in thousands, except per share amounts) (Unaudited)

ASSETS	31-Dec-07	31-Dec-06

Cash and cash equivalents	$383,558	$151,417
Receivables
Investment banking	3,717	11,991
Asset management fees	1,991	2,197
Due from Affiliates	7,306	1,407
Other	17,909	27,418
Investments:
Mortgage-backed securities, at fair value	-	415,391
Long-term investments	84,076	32,343
Trading securities, at fair value	19,057	18,180
Due from clearing broker	-	28,691
Intangible assets, net	9,837	11,000
Furniture, equipment and leasehold improvements, net	29,092	31,222
Prepaid expenses and other assets	52,189	28,162
Total assets	$608,732	$759,419

LIABILITIES AND SHAREHOLDERS ’ EQUITY

Liabilities:
Trading account securities sold short but	$206	$202
not yet purchased, at fair value
Repurchase agreements	-	189,155
Accrued compensation and benefits	45,432	43,836
Accounts payable, accrued expenses and other liabilities	48,778	36,602
Due to clearing broker	7,512	-
Due to Affiliates	64	5,236
Total liabilities	101,992	275,031

Shareholders' equity:
Common stock	66	64
Additional paid-in capital	412,805	395,778
Accumulated other comprehensive income, net of taxes	622	543
Retained earnings	93,247	88,003
Total shareholders' equity	506,740	484,388

Total liabilities and shareholders' equity	$608,732	$759,419

Book Value per Share	$7.91	$7.57

Shares Outstanding	64,059	64,000

FBR CAPITAL MARKETS CORPORATION

19,776,001 Shares of Common Stock

Prospectus Supplement No. 4

February 20, 2008